TATA

04 MAR -3 AM 7:21

Fax : 001-202-942-9634

January 22, 2004
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

04010239

SUPPL

Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"We would like to inform you that, at the Board Meeting of the Company held today, the Board:-

i. took on record the Financial Results for the Quarter and Nine months ended December 31, 2003 of the Accounting Year 2003-2004. A copy of the results alongwith the Press Release is enclosed herewith.

ii. recommended an interim dividend of 40% (Rs.4/- per share) on the outstanding Ordinary Shares of the Company as on the record date. This may be treated as an intimation under Clause 20 of the Listing Agreement."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl:

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

For immediate use **PRESS RELEASE**

Mumbai, January 22, 2004

Q3 Revenues up 55%. PAT at Rs.210.88 crores, up 179%
Sales volumes increase by 53%
Interim Dividend of 40%

III Quarter

Tata Motors reported a Profit Before Tax of Rs.361.73 crores for the quarter ended December 31, 2003, against a Profit Before Tax of Rs.131.23 crores in the corresponding period of 2002. Profit After Tax for the quarter was Rs.210.88 crores after making a provision of Rs.150.85 crores towards current and deferred tax (Rs.75.71 crores in the corresponding period last year). Operating margins at 14.4% continued to improve, reflecting the growth in volumes and the Company's ability to manage cost pressures.

The total revenue (net of excise) for the quarter at Rs.3398.26 crores (Rs.2194.13 crores in the corresponding period last year) showed a growth of 55%. Sales of commercial vehicles in the domestic market increased to 40,485 nos. in the quarter, an increase of 46% over the same period last year. Passenger Vehicle sales at 30,244 nos. recorded growth of 38%. Exports grew significantly to 7,651 nos. in the quarter as against 1,553 nos. in the corresponding period last year. The Company has commenced supply of Rover branded Tata Indica vehicles to MG Rover of UK as per the agreement signed in December 2002.

April-December '03

The Company's revenues at the end of the third quarter (net of excise) stood at Rs.9075.78 crores (Rs.6101.02 crores), an increase of 49%. The Profit Before Tax is Rs.853.92 crores (Rs.277.99 crores). Sales of commercial vehicles were 1,04,616 nos., an increase of 44% over last fiscal. The Company improved its overall market share in commercial vehicles to 59%. Total sales of passenger vehicles at 97,217 nos. have grown by 42%. Indigo's market share in its segment stood at 26%, signaling the success of the second product offering on the car platform. The Indigo ended the calendar year 2003 as market leader in its segment, while the Indica volumes grew by 10%. Exports in the 9-month period at 15,068 nos. showed a growth of 152%.

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799
www.tatamotors.com

TATA

For immediate use **PRESS RELEASE**

In view of the Company's continued strong financial performance and keeping in mind the support and understanding of the shareholders during the Company's two most difficult years when no dividend could be paid, the Board of Directors has declared an interim dividend of 40% for the current financial year.

As a measure of good corporate governance, the Company has decided to publish audited interim results. Accordingly, audited results for the nine months ended December 31, 2003 are attached.

- Ends –

Issued by:
V Krishnan
V. P. (Corporate Communications)
Tata Motors Limited
Phone: 56657209; E-Mail:vkrishnan@tatamotors.com
www.tatamotors.com

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2003

	Particulars		Quarter ended December 31, 2003 Unaudited	Quarter ended December 31, 2002 Unaudited	Nine months ended December 31, 2003 Audited	Nine months ended December 31, 2002 Unaudited	Year Ended March 31, 2003 Audited
(A)							
1	Vehicle Sales:(in Nos.)						
	Commercial vehicles		40485	27692	104616	72612	106194
	Passenger Cars and Utility vehicles		30244	21903	97217	68428	104155
	Exports		7651	1553	15068	5982	9510
			78380	51148	216901	147022	219859
2	Vehicle Production:(in Nos.)						
	Commercial vehicles		42651	29126	109750	77482	116155
	Passenger Cars and Utility vehicles		33399	22104	104089	69978	107304
			76050	51230	213839	147460	223459
3	Export Turnover (at F.O.B. value)	Rs. Crores	320.10	76.01	672.36	294.79	458.07
		US $ M	70.65	15.85	147.48	61.06	95.45
(B)			(Rupees Crores)				
1	**Net Sales/Income from operations**		3,944.59	2,586.68	10,630.52	7,247.56	10,837.01
2	Total Expenditure						
	(a) (Increase) / Decrease in stock in trade and work in progress		(8.22)	(36.00)	4.14	(54.52)	(119.74)
	(b) Consumption of Raw Materials & Components		2,119.53	1,372.46	5,773.19	3,797.33	5,699.58
	(c) Staff Cost		256.78	185.68	657.52	524.67	720.37
	(d) Excise Duty		546.33	392.55	1,554.74	1,146.54	1,743.79
	(e) Other expenditure		540.00	385.00	1,380.31	1,084.05	1,653.60
	(f) Sub Total 2(a) to 2(e)		3,454.42	2,299.69	9,369.90	6,498.07	9,697.60
3	**Operating Profit [1-2]**		490.17	286.99	1,260.62	749.49	1,139.41
4	Other Income		16.66	0.21	49.93	11.14	18.04
5	Interest						
	(a) Gross Interest		52.64	78.72	158.27	247.63	319.87
	(b) Capitalisation of Interest and other receipts		(5.24)	(11.58)	(31.09)	(33.29)	(40.92)
	(c) Net Interest		47.40	67.14	127.18	214.34	278.95
6	Product Development expenses/Amortisation		2.10	0.40	24.64	0.40	2.62
7	Depreciation		92.98	88.43	279.18	267.90	359.51
8	**Profit before extraordinary/exceptional items [3+4-5-6-7]**		364.35	131.23	879.55	277.99	516.37
9	Extraordinary/Exceptional Items						
	(a) Provision/(Write back) for Contingencies		-	-	-	-	(20.00)
	(b) Employee Separation Cost (Note 7)		2.62	-	25.63	-	-
	(c) Provision for diminution in value of investments		-	-	-	-	26.00
	(d) Sub Total 9(a) to 9(c)		2.62	-	25.63	-	6.00
10	**Profit Before Tax [8-9]**		361.73	131.23	853.92	277.99	510.37
11	Less: Provision for Taxation						
	(a) Current Tax		25.79	7.31	61.94	12.91	28.25
	Provision for Earlier Years Written Back		-	-	-	-	(8.54)
	(b) Deferred Tax		125.06	48.21	274.11	102.54	181.78
	Provision for Deferred Tax for Earlier Years		-	-	-	-	8.77
	(c) Sub Total of 11(a) and 11(b)		150.85	55.52	336.05	115.45	210.26
12	**Profit After Tax [10-11]**		210.88	75.71	517.87	162.54	300.11
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		330.49	319.82	330.49	319.82	319.83
14	Reserves excluding Revaluation Reserve						2,277.33
15	Basic EPS (not annualised)	Rupees	6.48	2.37	16.09	5.08	9.38
	Diluted EPS (not annualised)	Rupees	4.50	2.34	11.12	5.01	9.22
16	Aggregate of Non-Promoter Shareholding						
	- Number of Shares		227341493	216776927	227341493	216776927	216776927
	- Percentage of shareholding		68.84%	67.79%	68.84%	67.79%	67.79%

Notes:-

1) The name of the Company has been changed from Tata Engineering and Locomotive Company Limited to Tata Motors Limited with effect from July 29, 2003.

2) In view of the Company's profitable performance the Board of Directors have announced the payment of Interim Dividend of Rs. 4/- per share for FY 2003-04 (for FY 2002-03 : Rs.4/- as final dividend). The Record Date for the payment of the said Dividend has been fixed as February 13, 2004. The holders of rights warrants who would exercise their right for applying to the Ordinary Shares of the Company by January 31, 2004, as per the terms of the issue, would also be eligible to receive the said dividend.

3) On November 5, 2003, the Company has signed a binding Memorandum of Understanding (MoU) for the acquisition of Daewoo Commercial Vehicle Co. Ltd., (DWCV), Korea.

4) (a) The Company has issued Foreign Currency Convertible Bonds (FCCB) amounting to US $ 100 Million (Rs.461.56 Crores) on July 31, 2003, which will be due for redemption on July 31, 2008. The bondholders have an option of conversion into Equity Shares or Global Depository Shares, at the rate of Rs. 250.745 per Share at any time after September 11, 2003 and upto July 1, 2008. Further, the Company has an option of redemption of these notes at any time on or after July 31, 2006, subject to certain conditions.

(b) An amount of Rs. 0.54 Crores and Rs. 12.42 Crores for the quarter and nine months respectively, paid towards FCCB issue expenses and Rs. 4.02 Crores towards prorata provision for premium on redemption of 1% FCCB has been debited to Securities Premium Account.

(c) Out of the net proceeds of Rs. 449.49 Crores from the FCCB issue, an amount of Rs. 286.31 Crores has been utilised towards Capital expenditure, Product development expenses and Prepayment of loans and the balance of Rs. 163.18 Crores has been utilised for working capital and invested in debt funds.

5) (a) As per the terms of Issue, the Warrants issued along with the Convertible Debentures & Non-convertible Debentures carry an option for conversion into shares at a price of Rs. 120/- at any time during the period June 6, 2003 to September 30, 2004. 23,59,736 Ordinary Shares of Rs. 10/- each at a premium of Rs. 110/- were allotted during the quarter on such exercise of option.

(b) 69,88,828 Ordinary Shares of Rs. 10/- each at a premium of Rs. 240.745 were allotted to the Note holders who opted for conversion of 1% Convertible Notes issued by the Company.

6) An amount of Rs. 0.39 Crores and Rs. 32.01 Crores for the quarter and nine months respectively, paid towards premium on the early redemption of Debentures aggregating Rs. 15 Crores and Rs. 223 Crores for the quarter and nine months respectively, has been debited to Securities Premium Account.

7) As per the Accounting Standard on 'Intangible Assets' (AS-26), which has become effective from April 1, 2003, the Company has written off cost incurred after March 31, 2003 under the 'Employee Separation Scheme' as against the past practice to treat such cost as deferred revenue expenditure and to amortise the same over a period of 24 to 84 months. Consequently Employee Separation Cost is higher and profit before tax is lower by Rs.1.70 Crores and Rs. 23.65 Crores for the quarter and nine months respectively.

8) The Company is engaged exclusively in the business of manufacture and sale of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute a single segment.

9) Following is the status on utilisation of proceeds of issues of the Rights - Convertible and Non - Convertible Debentures (including proceeds on warrants to be exercised) of Rs. 979 Crores, and internal accrual of Rs. 328 Crores:

	Particulars	Planned in the financial year 2001-02 to 2003-04 (Rs. Crores)	Actual upto December 31, 2003 (Rs. Crores)
(a)	Capital expenditure, Product development expenditure and strategic investment	780	576
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	1136

10)

Details of Investor Complaints:	No. of Complaints
Pending as on 01.10.2003	1
Received during the quarter ended 31.12.2003	151
Disposed off during the quarter ended 31.12.2003	16
Unresolved at the end of the quarter ended 31.12.2003, which has been resolved as of date.	136*

** 131 complaints pertain to non-receipt of dividend for FY 02-03, the reconciliation of which was completed after the quarter ended December 31, 2003*

11) The Statutory Auditors have carried out Audit of the results stated in (B) above for the nine months ended December 31, 2003 and a Limited Review for the quarter ended December 31, 2003.

12) Figures for the previous periods have been regrouped/reclassified wherever necessary, to make them comparable.

The above results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on January 22, 2004.

Tata Motors Limited

RATAN N TATA
Chairman

Mumbai, January 22, 2004